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                                                               Exhibit (a)(1)(f)

                  IMPORTANT NOTICE CONCERNING YOUR RIGHTS UNDER
                                THE GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                                                                 June [23], 2004

TO:   ALL PARTICIPANTS AND BENEFICIARIES.

FROM: THE RETIREMENT PLAN COMMITTEE OF THE GARTNER, INC. SAVINGS AND INVESTMENT
      PLAN

1. This notice provides you with details regarding the blackout of the Gartner, Inc. Stock Fund (the "Gartner Stock Fund") under the Gartner, Inc. Savings and Investment Plan (the "Plan") that will be necessary in order for Fidelity to process and implement participants' tender instructions in response to a pending tender offer made by Gartner, Inc. (the "Offer"). This notice also provides you with details regarding the blackout of the Gartner Stock Fund that will apply to you if you elect to tender in the Offer all or a portion of your investment in the Gartner Stock Fund. If you have Gartner stock attributable to you through your investment in the Gartner Stock Fund, then you will receive mailings from Fidelity about the pending Offer and how you may give Fidelity instructions on whether or not to tender that Gartner stock. If you are not invested in the Gartner Stock Fund, you will not receive mailings from Fidelity about the Offer, but you should request them from Fidelity (by contacting Fidelity at 1-800-421-3844) if you invest in the Gartner Stock Fund before the Offer is completed. Please note that the blackout periods discussed in this notice are in addition to the regularly scheduled insider trading window blackouts.

2. As a result of the need to process participant instructions about the Offer, you will be temporarily unable to (1) make exchanges out of the Gartner Stock Fund, (2) take distributions of money invested in the Gartner Stock Fund, and
(3) take loans of money invested in the Gartner Stock Fund. This blackout will occur on the Gartner Stock Fund whether or not you participate in the tender. If you elect to tender those shares of Gartner stock attributable to your Plan account through your investment in the Gartner Stock Fund, you will be unable to complete these transactions for an extended period of time, to ensure that the shares tendered by you remain available for sale to Gartner. These periods, during which you will be unable to exercise these rights otherwise available under the Plan, are called "blackout periods." Whether or not you are planning retirement in the near future, we encourage you to carefully consider how these blackout periods may affect your retirement planning, as well as your overall financial plan.

3. The blackout periods for the Plan are expected to begin on July 28, 2004. If you do not elect to tender any of the Gartner stock attributable to your Plan account, your blackout period is expected to end at 4:00 p.m. Eastern Daylight Time on July 30, 2004. This means that any trades out of the Gartner Stock Fund that would otherwise be available in the period from Wednesday, July 28 through Friday, July 30, 2004 will be available on Monday, August 2, 2004. If you elect to tender any of the Gartner stock that is attributable to your Plan account through your investment in the Gartner Stock Fund, your blackout period is expected to end during the week
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of August 13, 2004. These times may change if the Offer is extended. The blackout periods also will be lifted promptly if the Offer is cancelled. We will notify you of any changes that affect the dates of the blackout periods. In addition, you can confirm the status of the blackout periods by speaking with a Fidelity associate between 8:30 a.m. and 8:00 p.m. Eastern Daylight Time at 1-800-421-3844.

4. During the blackout periods, you will be unable to make exchanges out of the Gartner Stock Fund, so you will not be able to direct or diversify any Gartner stock in which your Plan account may be invested through the Gartner Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify the portion of your account that is invested in Gartner stock during the blackout periods. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company (e.g., the Gartner Stock Fund), as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout periods, and you would not be able to direct the sale of such stocks from your account during the blackout periods.

5. If you have any questions concerning this notice, you may contact a Fidelity associate between 8:30 a.m. and 8:00 p.m. Eastern Daylight Time at 1-800-421-3844.

REMEMBER THAT YOUR TENDER INSTRUCTIONS MUST BE RECEIVED BY 4:00 P.M. EASTERN DAYLIGHT TIME ON JULY 27, 2004.

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